September 21, 2012

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Sturm, Ruger & Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 22, 2012

Definitive Proxy Statement on Schedule 14A Filed March 15, 2012

Form 10-Q for the Fiscal Quarter Ended March 31, 2012 Filed May 1, 2012

File No. 1-10435

Dear Mr. Cash:

In response to your letter of August 1, 2012, we have reviewed certain of our disclosures.  In many instances we concur with your comments and will provide additional disclosures in future filings beginning with our Form 10-K for the year ending December 31, 2012 or, if appropriate, in our Form 10-Q for the quarter ending September 29, 2012 or our 2013 Proxy Statement. In other instances, while we understand and appreciate your concern, we do not believe that additional disclosures are warranted or would benefit investors. In such instances, we provide an explanation supporting our position.

The comments included in your August 1, 2012 letter and our responses follow:

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A – Risk Factors, page 10

Comment 1.

We note that there has been a substantial increase in demand for your products in recent years, as well as a notable increase in demand for firearms in general. We further note that you have cited significant increases in retail demand and its effect on your backlog in your prior Forms

10-K, including in your Form 10-K for the fiscal year ended December 31, 2009. In addition, we note that the substantial increase in demand caused you to suspend orders from March 21, 2012 through May 29, 2012. In future filings, please include a risk factor disclosing the material risks to your results of operations that may result from the fluctuations in demand and your ability to meet customer orders.

Response

In future filings, we will include a risk factor similar to the following:

Keeping Pace with Retail Demand

There has been a substantial increase in demand for our products in recent years. While the company believes it has sufficient capacity, if we are unable to keep pace with the increasing demand for our products, our revenues could be impaired, market acceptance of our products could be adversely affected and our customers might instead purchase our competitors’ products.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Cost of Products Sold and Gross Profit, page 21

Comment 2.

We note that in response to comment four of our letter dated May 24, 2010 you agreed that in future filings you would expand your discussion and analysis, where possible, to identify and disclose the impact that your raw materials, and any other major cost drivers, had on cost of products sold from period-to-period. However, it does not appear that you have identified or quantified, where possible, the major factors impacting cost of products sold. Please include this analysis in future filings.

Response

In future filings, we will endeavor to expand our discussion and analysis to identify or quantify, where possible, the major factors impacting cost of products sold from period-to-period.

Selling, General and Administrative, page 23

Comment 3.

We note that in response to comment five of our letter dated May 24, 2010 you agreed that in future filings you would quantify the material underlying components of the changes in your selling, general and administrative expenses.  It does not appear that you have quantified such components. In future filings, please quantify the material components.

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Response

In future filings, we will quantify, where possible, each material underlying component of the changes in the Company’s selling, general and administrative expenses.

Item 8 – Financial Statements and Supplementary Data, page 41

Note 14 – Operating Segment Information, page 63

Comment 4.

In future filings, please expand your disclosure to provide product line disclosures as required by ASC 280-10-50-40. We would expect a breakdown of product line revenues consistent with the categories of firearms depicted on your website.

Response

We operate within four industry categories: rifles, revolvers, pistols and shotguns. We regularly disclose our revenue figures for three of these four industry categories: rifles, revolvers and pistols. Sales of shotguns by the Company were insignificant in the past three years. We believe that any further disclosure of sales by product line would result in competitive harm.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

How Does the Company Determine the Amount/Formula for Each Element?, page 21

Comment 5.

We note that in response to comment 13 of our letter dated May 24, 2010 you agreed to revise your disclosure to clarify how you determine whether each element of compensation is competitive within the “market as a whole,” and that you provided us with draft disclosure showing how you would present the disclosure in future filings. However, the disclosure referencing the “market as a whole” continues to appear in your proxy statement. Please revise this disclosure in future filings to discuss how you determine whether each element of compensation is competitive within the “market as a whole” and clarify what you mean by “market as a whole.”

Response

In future filings, we will revise this disclosure to either clarify or eliminate the term “market as a whole.”

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Comment 6.

We note your disclosure that the Compensation Committee used benchmarking reports to analyze the compensation of the named executive officers, and that the reports discussed how your compensation program compared with those of peer companies. We further note your disclosure on page 24 that Mr. Fifer’s compensation was based on an analysis of competitive compensation at other public reporting companies. Please clearly state whether you engaged in benchmarking and, if so, please identify the benchmark and the component companies included in the peer group, and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Response

The Compensation Committee engages an independent consulting group to assist in analyzing the compensation of the Company’s named executive officers. This independent consulting group prepares a report which compares the Company’s executive compensation program to those of peer companies on base salary, target bonus, long-term incentives and total direct compensation. The Compensation Committee uses this peer group information as a point of reference, but does not benchmark or target our compensation levels against our peer groups. Given the limited number of other public companies in our industry, other industrial comparisons are also used.

How are Bonuses and Profit Sharing Determined?, page 22

How are Equity Compensation Awards Determined?, page 22

2011 Target Compensation Table, page 26

Comment 7.

We note that in response to comment 18 of our letter dated May 24, 2010 you agreed to disclose how you determine the target compensation value for each named executive officer. While we note that you have included a table showing the targets established for each of the named executive officers, your disclosure regarding how you determined the amount of the targets appears largely unchanged from your proxy statement filed on March 15, 2010. Please revise this disclosure in future filings to explain specifically how you determine the target compensation values for each of your named executive officers and for each type of compensation.

Response

The process for determining the amount of each type of compensation for our named executive officers is identical for each executive officer, and is disclosed within the following sections:

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“How Does the Company Determine the Amount/Formula for Each Element?”

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“How are Salaries Determined?”

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“How are Bonuses and Profit Sharing Determined?”

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“How are Equity Compensation Awards Determined?”

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“How is the Chief Executive Officer's Performance Evaluated and Compensation Determined?”

We respectfully submit that our disclosure is appropriate.

2011 Incentive Compensation Pre-Determined Goals Table, page 27

Comment 8.

In future filings, please include a comprehensive discussion of how you calculate non-equity incentive compensation awards and performance-based stock awards. For example, we note your disclosure on page 27 that the pre-established performance goal for non-equity incentive compensation is AOP of $35 million, and that the actual results achieved by the company were 183% of the target goal. However, it is unclear how you determined the actual payout under this plan. For example, is it a strict linear correlation? Is there a maximum or minimum amount that will be paid out under this plan? We note that it is similarly unclear as to how you calculated the amount of the stock awards for each named executive officer. Please include a comprehensive discussion of how you calculate such awards in your future filings.

Response

For performance-based non-equity compensation awards, officers receive an award in proportion to the achievement of the stated goal. In 2011, since the actual achievement was 183% of the stated target, the award was 183% of the target award.

For performance-based equity awards, the section titled “How are Equity Compensation Awards Determined?” includes the following disclosure discussing the amount of equity awards for our named executive officers:

“In 2006 the Company adopted a practice whereby key new executives hired by the Company would receive an award of stock options with time-based vesting, and thereafter new Vice Presidents were granted 100,000 such options and the new Chief Executive Officer was granted 400,000 such options upon hire.

The Company offers annual performance-based equity incentive awards to officers and certain other senior or high- potential junior employees…..The amounts of these awards are based on a target compensation value for each individual and are authorized by the Board of Directors.”

We respectfully submit that the above disclosure is appropriate.

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2011 Summary Compensation Table, page 28

Comment 9.

We note that in 2011 the named executive officers were granted time-based stock awards that represent a substantial portion of the named executive officers’ total 2011 compensation. It appears that the only discussion of these awards is on page 22 where you note that the awards were to mitigate recruiting efforts by competitors. Please advise us as to how you determined the amount of the time-based stock awards and how this award fit into your overall compensation objectives.  Please also include such disclosure in future filings. See Item 402(b)(1)(v)-(vi) of Regulation S-K.

Response

The amount of the long-term retention awards that were issued to certain key officers of the Company was determined based on the judgment of the Compensation Committee and the Board of Directors in light of the competitive market for talented executives within our industry. These awards fit into our overall compensation objectives by helping us retain individuals with the executive experience and leadership skills necessary for us to increase stockholder value by driving long-term growth in revenue and profitability.

Grants of Plan-Based Awards, page 30

Comment 10.

In future filings, please include all awards made under your performance-based non-equity incentive plan in the Grants of Plan-Based Awards table. Please also include the threshold, target and maximum amount of the payouts for the non-equity incentive plan awards and the performance-based restricted stock unit awards. See Item 402(c) of Regulation S-K.

Response

In future filings, we will include the threshold, target and maximum amount of the payouts for the non-equity incentive plan awards and the performance-based restricted stock unit awards in the Grants of Plan-Based Awards table.

Outstanding Equity Awards and Fiscal Year End 2011 Table, page 31

Comment 11.

We note that you have reported the performance-based RSUs that were awarded in 2011 in the column entitled “Number of Shares or Units of Stock That Have Not Vested.” Please advise why you have not reported the RSUs under “Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested.”

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Response

Our disclosure is based on Item 402(f)(2)(vii) which states that column (g) of the Outstanding Equity Awards Table (“Number of Shares or Units of Stock That Have Not Vested”) shall include the total number of shares of stock that have not vested and that are not reported in column (i) (“Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested”). The difference reflects those awards that have been earned but not yet vested and those awards that remain unearned, as certain awards have both a performance and a time-based component.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Item 1. Financial Statements, page 3

Note 11 – Contingent Liabilities, page 13

Summary of Claimed Damages and Explanation of Product Liability Accruals, page 14

Comment 12.

In your conclusion regarding your litigation, you state that “it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the company, but may have a material impact on the Company’s financial results for a particular period.” Additionally, you stated that except with regard to product liability case, in which a dollar amount of damages is claimed, “a range of reasonably possible loss relating to unfavorable outcomes cannot be made.” In this regard:

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Please revise future filings and clarify to us whether your “unlikely” statement implies that it is reasonably possible or remote that litigation will not have a material adverse effect on the financial position of the company;

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Please advise us, and revise future filings, to specifically state how your assessment of materiality extends to your results of operations and cash flows.

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To the extent that you still conclude that it is reasonably possible that a loss exceeding amounts already recognized may have been incurred, but for which you cannot estimate the reasonably possible additional loss or range of loss, except with regard to certain product liability matters, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to make an estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible

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range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

Response

In future filings, we will revise our disclosure to clarify whether the likelihood that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company is reasonably possible or remote.

In the Form 10-Q for the Fiscal Quarter Ended March 31, 2012, we concluded that the likelihood that litigation, including punitive damage claims, would have a material adverse effect on the financial position of the Company was remote.

In future filings, if our conclusion related to the likelihood of a material adverse effect from litigation is unchanged, we will revise our disclosure to state that:

“There is a remote likelihood that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the company, but may have a material impact on the Company’s financial results or cash flows for a particular period.”

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The Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 259-7843 ext.33251.

Sincerely,

/s/ Thomas A. Dineen

Thomas A. Dineen

Vice President, Treasurer and Chief Financial Officer

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